This document is identical to the Scheduled 13-D
    Amendment No. 3 filed in paper format on October 7, 1993. Subject company was phased in as of July, 1993. Pursuant to conversations with the staff, this EDGAR filing, including attachments, is made to comply with Regulation S-T.

    Item 2.   Identity and Background.
    The names of the current directors and executive officers of the Reporting Person and their respective addresses, citizenship, and present principal occupations or employment and the names, principal business and address of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.
    During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    Item 3. Source and Amount of Funds or Other Consideration. The Reporting Person using $23,800,000 of its working capital acquired from the Commission in a private transaction the 600,000 Share Warrant, the 200,000 Share Warrant and the Preferred Stock.
    Item 4.   Purpose of Transaction.
    The acquisition of the Warrants by the Reporting Person was made solely for investment purposes. The investment by the Reporting Person in the Issuer is passive and non-controlling.

    Other than the acquisition of the Warrants and the concurrent acquisition of the Preferred Stock, the Reporting Person has no present plan or proposal to make additional purchases of Common Stock or other securities of the Issuer either in the open market or in private transactions. Subject to certain restrictions set forth in the Purchase Agreement, the Warrants and applicable securities laws and regulations, the Reporting Person may (but has no present plan or proposal to) dispose of all or part of its investment in securities of the Issuer. For further information concerning the restrictions contained in the Purchase Agreement and the Warrant on the disposition by the Reporting Person of certain securities of the Issuer, see Item 6 below.
    The Reporting Person has no plans or proposals which relate to or would result in:
         (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (4) any material change in the present capitalization or dividend policy of the Issuer;

         (5) any other material change in the Issuer's business or corporate structure;

         (6) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (7) causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


         (8) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;
    or

         (9) any action similar to any of those enumerated above;

except that, with respect to (3) above, pursuant to the terms of the Preferred Stock, the Reporting Person has the right each year to nominate and elect two persons to the board of directors of the Issuer.
    Item 5.   Interest in Securities of the Issuer.
    (a) As of September 28, 1993, the Reporting Person beneficially owned 800,000 shares of Common Stock. Based upon information contained in the Issuer's Form 10-Q for the period ended June 30, 1993 that at June 30, 1993 there were 13,474,615 shares of the Issuer's Common Stock outstanding, the 800,000 shares beneficially owned represents 5.6% of the Common Stock. The Reporting Person has the right to exercise each of the Warrants in whole and thus to acquire 800,000 shares of Common Stock. Neither Warrant is exercisable in part.
    Except as stated herein or on Schedule I with respect to any executive officer or director of the Reporting Person, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any executive officer or director of the Reporting Person, is the beneficial owner of, or has the right to acquire, directly or indirectly, shares of Common Stock.
    (b) The Reporting Person has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock receivable upon exercise of either Warrant. The Reporting Person does not have the right to vote or dispose of the shares of Common Stock subject to either Warrant unless and until such time as it exercises such Warrant.
    (c) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule I hereto have engaged in any transaction during the past 60 days in any shares of the Common Stock, except as disclosed in this Statement.
    (d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of, the shares of Common Stock receivable upon exercise of either Warrant, nor does the Reporting Person have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock subject to either Warrant, unless and until the Reporting Person exercises the Warrant.
    (e)  Not applicable.
    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
    The Purchase Agreement and the Warrants set forth certain agreements applicable to the Reporting Person with respect to the disposition of the Warrant and the Common Stock issuable upon the exercise thereof and with repect to the Preferred Stock.
    Except as set forth in this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.
                           SIGNATURES
    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
                                  THE RHODE ISLAND DEPOSITORS
                                  ECONOMIC PROTECTION CORPORATION


                                  By:Richard H. Gaskill
                                     Richard H. Gaskill,
                                     Executive Director


Dated:  October 7, 1993


                           SCHEDULE I
                DIRECTORS AND EXECUTIVE OFFICERS
THE RHODE ISLAND DEPOSITORS ECONOMIC PROTECTION CORPORATION ("DEPCO")


1.  The Hon. Bruce Sundlun, Director and Chairman

    Business Address:                  State House
                                       Providence, RI  02903

    Principal Occupation:              Governor of the State of
                                       Rhode Island


    Citizenship:                       USA

    Stock Ownership:                   None

2.  Kenneth R. Dulgarian, Director1

    Residence Address:                 285 Blackstone Boulevard
                                       Providence, RI  02906

    Principal Occupation:              President of College Hill
                                       Bookstore (retail book
                                       store) and Avon Cinema
                                       (movie theater),
                                       Providence, RI

    Citizenship:                       USA

    Stock Ownership:                   None

3.  Judith M. Morse, Director and Treasurer

    Residence Address:                 2 Progress Avenue
                                       East Providence, RI  02914

    Principal Occupation:              Assistant Professor of
                                       Accounting, Providence
                                       College, Providence, RI

    Citizenship:                       USA

    Stock Ownership:                   None


_______________

1.  Subject to confirmation by the Rhode Island Senate.




4.  Edmund V. Marshall, Director

    Residence Address:                 101 Pegwin Drive
                                       East Greenwich, RI  02818

    Principal Occupation:              Retired

    Citizenship:                       USA

    Stock Ownership:                   None

5.  L. Kent Densley, Director and Vice Chairman

    Residence Address:                 31 Riverside Drive
                                       Barrington, RI  02806

    Principal Occupation:              Owner, East Bay TrueValue
                                       Hardware (retail hardware
                                       store), Riverside, RI

    Citizenship:                       USA

    Stock Ownership:                   None

6.  Richard H. Gaskill, Executive Director and Secretary

    Business Address:                  89 Jefferson Boulevard
                                       Warwick, RI  02888

    Principal Occupation:              Executive Director of
                                       DEPCO

    Citizenship:                       USA

    Stock Ownership:                   None

7.  Michael V. Frazier, Deputy Director of Finance and
    Administration

    Business Address:                  89 Jefferson Boulevard
                                       Warwick, RI  02888

    Principal Occupation:              Deputy Director of Finance
                                       and Administration of
                                       DEPCO

    Citizenship:                       USA

    Stock Ownership:                   None

8.  Peter G. Barton, Investigations Manager

    Business Address:                  89 Jefferson Boulevard
                                       Warwick, RI  02888


    Principal Occupation:              Investigations
                                       Manager of DEPCO

    Citizenship:                       USA

    Stock Ownership:                   None

9.  Michael E. Geezil, Controller/Agreement Manager

    Business Address:                  89 Jefferson Boulevard
                                       Warwick, RI  02888

    Principal Occupation:              Controller and Agreement
                                        Manager of DEPCO

    Citizenship:                       USA

    Stock Ownership:                   None

[TEXT]
THE FOLLOWING TEXT IS ELECTRONIC COPIES OF THE ORIGINAL SCHEDULE 13-D, DATED JUNE 15, 1993, AMENDMENT NO. 1 TO SCHEDULE 13-D, DATED JUNE 22, 1993, AND AMENDMENT NO. 2 TO SCHEDULE 13-D, DATED JUNE 25, 1993. THE TEXT OF AMENDMENT NO. 3 TO SCHEDULE 13-D, DATED OCTOBER 7, 1993, AND INADVERTEDLY FILED IN PAPER FORM, IS IDENTICAL TO THIS ELECTRONIC FILING. THE TEXT OF THE ORIGINAL
SCHEDULE 13-D AND AMENDMENTS NO. 1 AND NO. 2 ARE INCLUDED IN THIS
ELECTRONIC FILING FOR CONVENIENCE ONLY.

    Item 1.   Security and Issuer.
    This statement relates to shares of common stock, $.01 par value ("Common Stock"), of Northeast Federal Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 50 State House Square, Hartford, Connecticut 06103.
    Item 2.   Identity and Background.
    This statement is being filed by The Rhode Island Depositors Economic Protection Corporation, a Rhode Island public corporation (the "Reporting Person").
    The Reporting Person was created by the Rhode Island Depositors Economic Protection Act, Title 42, Chapter 116 of the Rhode Island General Laws, as amended by Chapter 9 of the 1992 Public Laws of Rhode Island (the "Act"), for the purpose of protecting depositors of certain credit unions and other financial institutions in the State of Rhode Island whose deposits were previously insured by the Rhode Island Share and Deposit Indemnity Corporation ("RISDIC"), a private deposit insurance fund which entered conservatorship on December 31, 1990. The address of its principal business and office is 95 Jefferson Boulevard, Warwick, Rhode Island 02888. The names of the directors and executive officers of the Reporting Person and their respective addresses, citizenship, and present principal occupations or employment and the names, principal business and address of any corporations or other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.
    During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
    Item 3. Source and Amount of Funds or Other Consideration. The Reporting Person using $2,040,000 of its working capital acquired from the Issuer (i) a warrant to purchase 600,000 shares of the Issuer's Common stock (the "600,000 Share Warrant"), and
(ii) a warrant to purchase 200,000 shares of the Issuer's Common Stock (the "200,000 Share Warrant"). The exercise price for the 600,000 Share Warrant is $2.50 per share and the exercise price for the 200,000 Share Warrant is $4.25 per share, in each case subject to customary anti-dilution adjustments. Each of the 600,000 Share Warrant and the 200,000 Share Warrant (singly a "Warrant" and collectively the "Warrants") may be exercised as to all but not less than all of the shares during the period commencing ninety days from May 8, 1992 and terminating May 8, 2002. The aggregate exercise price for the 600,000 Share Warrant would be $1,500,000 and for the 200,000 Share Warrant would be $850,000. It is expected that the source of funds for any exercise of either or both Warrants by the Reporting Person in the future would be working capital of the Reporting Person.
    Item 4.   Purpose of Transaction.
    The acquisition of the Warrants by the Reporting Person was made solely for investment purposes and concurrent with the acquisition of certain Preferred Stock of the Issuer referred to in Item 6. Such acquisitions were made to enable the Issuer's wholly-owned subsidiary, Northeast Savings, F.A. to comply with requirements imposed by its regulators, principally the Federal Deposit Insurance Corporation and the Office of Thrift Supervision, as a condition to their approval of the transactions by which Northeast Savings, F.A. acquired four failed financial institutions in receivership in the Rhode Island Superior Court of Providence County. The net proceeds from the acquisition of the Warrants and the Preferred Stock was transferred by the Issuer to Northeast Savings, F.A., thereby increasing the common equity capital of Northeast Savings, F.A. before the acquisition of the four failed institutions was completed. The investment by the Reporting Person in the Issuer is passive and non-controlling.
    Other than the acquisition of the Warrants and the concurrent acquisition of certain Preferred Stock of the Issuer referred to in Item 6, the Reporting Person has no present plan or proposal to make additional purchases of Common Stock or other securities of the Issuer either in the open market or in private transactions. Subject to certain restrictions set forth in the Stock and Warrant Purchase Agreement dated as of April 21, 1992 (the "Purchase Agreement"), the Warrants and applicable securities laws and regulations, the Reporting Person may (but has no present plan or proposal to) dispose of all or part of its investment in securities of the Issuer. For further information concerning the restrictions contained in the Purchase Agreement and the Warrant on the disposition by the Reporting Person of certain securities of the Issuer, see Item 6 below.
    The Reporting Person has no plans or proposals which relate to or would result in:
         (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (4) any material change in the present capitalization or dividend policy of the Issuer;

         (5) any other material change in the Issuer's business or corporate structure;

         (6) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (7) causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (8) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;
    or

         (9) any action similar to any of those enumerated above;

except with respect to (3) above as follows: Pursuant to the terms of the Preferred Stock acquired by the Reporting Person from the Issuer as described in Item 6, upon issuance the number of directors constituting the board of the Issuer was increased by two and the Reporting Person has the right and expects to nominate and elect two persons to fill the director vacancies created thereby.
    Item 5.   Interest in Securities of the Issuer.
    (a) As of June 7, 1992, the Reporting Person beneficially owned 800,000 shares (12.2%) of Common Stock. Effective August 6, 1992 the Reporting Person will have the right to exercise the Warrants and thus to acquire 800,000 shares of Common Stock. As of the date hereof the Warrant is not exercisable in whole or in part.
    Except as stated herein or on Schedule I with respect to any executive officer or director of the Reporting Person, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any executive officer or director of the Reporting Person, is the beneficial owner of, or has the right to acquire, directly or indirectly, shares of Common Stock.
    (b) The Reporting Person has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock receivable upon exercise of either Warrant. The Reporting Person does not have the right to vote or dispose of the shares of Common Stock subject to either Warrant unless and until such time as it exercises such Warrant.
    (c) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Schedule I hereto have engaged in any transaction during the past 60 days in any shares of the Common Stock, except as disclosed in this Statement.
    (d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of, the shares of Common Stock receivable upon exercise of either Warrant, nor does the Reporting Person have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock subject to either Warrant, unless and until the Reporting Person exercises the Warrant.
    (e)  Not applicable.
    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
    The Purchase Agreement and the Warrants set forth the agreement of the Reporting Person to acquire the Warrant and related matters, including certain agreements with respect to the disposition of the Warrant and the Common Stock issuable upon the exercise thereof. The Purchase Agreement prohibits the sale or transfer of the Warrant except to a nominee holder created specifically for such purpose and approved by the Issuer or to an instrumentality or agency of the State of Rhode Island (a "Permitted Transferee").
    The Purchase Agreement also provides the Reporting Person may not transfer or otherwise dispose of any Common Stock received upon exercise of either Warrant, other than to a "Permitted Transferee" and except for sales not to exceed 120,000 shares during each full twelve-month period commencing upon exercise of the Warrant and ending May 8, 1997. After May 8, 1997, all such shares may be sold. No sales may be made, however, unless such shares are registered under the Securities Act of 1933 or unless an exemption from such registration is available.
    The Purchase Agreement further provided for the acquisition by the Reporting person from the Issuer of 351,700 shares of the Issuer's $8.50 Cumulative Preferred Stock, Series B (the "Preferred Stock"). The Preferred Stock may not be sold or transferred prior to May 8, 1997 except to a Permitted Transferee and thereafter only if registered under the Securities Act of 1933 or an available exemption.
    The Purchase Agreement provides the Reporting Person with certain registration rights under federal and state securities laws with respect to the Common Stock issuable upon exercise of the Warrant and with respect to the Preferred Stock.
    The above descriptions of the Purchase Agreement, the Warrant and related matters set forth in this Item and in Items 4 and 5 are summaries, and are qualified in their entirety by reference to the complete text of such documents, which are contained in Exhibits 2a, 2b, 2c and 2d and incorporated herein by reference.
    Except as set forth in this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.
    Item 7.   Material to be Filed as Exhibits.
    2a.       Stock and Warrant Purchase Agreement, dated as of
April 21, 1992 among the Issuer and the Reporting Person.
    2b.       Common Stock Purchase Warrant dated as of May 8,
              1992 relating to 600,000 shares of Common Stock, issued by the Issuer to the Reporting Person.
    2c.       Common Stock Purchase Warrant dated as of May 8,
              1992 relating to 200,000 shares of Common Stock, issued by the Issuer to the Reporting Person.
    2d.       Certificate of Designation of $8.50 Cumulative
              Preferred Stock, Series B of the Issuer.
                           SIGNATURES
    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
                                  THE RHODE ISLAND DEPOSITORS
                                  ECONOMIC PROTECTION CORPORATION


                                  By:Richard H. Gaskill
                                     Richard H. Gaskill,
                                     Executive Director


Dated:  June 15, 1992

                          EXHIBIT LIST

EXHIBIT NO.     TITLE                                   PAGE NO.
(2)(a)          Stock and Warrant Purchase Agreement,
                dated as of April 21, 1992 among the
                Issuer and the Reporting Person.
(2)(b)          Common Stock Purchase Warrant dated
                as of May 8, 1992 relating to 600,000
                shares of Common Stock, issued by the
                Issuer to the Reporting Person.
(2)(c)          Common Stock Purchase Warrant dated
                as of May 8, 1992 relating to 200,000
                shares of Common Stock, issued by the
                Issuer to the Reporting Person.
(2)(d)          Certificate of Designation of $8.50
                Cumulative Preferred Stock, Series B
                of the Issuer.

                           SCHEDULE I
                DIRECTORS AND EXECUTIVE OFFICERS
THE RHODE ISLAND DEPOSITORS ECONOMIC PROTECTION CORPORATION ("DEPCO")


1.  The Hon. Bruce Sundlun, Director and Chairman

    Business Address:                  State House
                                       Providence, RI  02903

    Principal Occupation:              Governor of the State of
                                       Rhode Island


    Citizenship:                       USA

    Stock Ownership:                   None

2.  William H.D. Goddard, Director and Vice Chairman

    Residence Address:                 5 Brown Street
                                       Providence, RI  02906

    Principal Occupation:              President and CEO of
                                       Warwick Land Company
                                       (developers and managers
                                       of commercial and
                                       agricultural properties),
                                       Providence, RI

    Citizenship:                       USA

    Stock Ownership:                   None

3.  Judith M. Morse, Director and Treasurer

    Residence Address:                 2 Progress Avenue
                                       East Providence, RI  02914

    Principal Occupation:              Assistant Professor of
                                       Accounting, Providence
                                       College, Providence, RI

    Citizenship:                       USA

    Stock Ownership:                   None

4.  Edmund V. Marshall, Director

    Residence Address:                 101 Pegwin Drive
                                       East Greenwich, RI  02818

    Principal Occupation:              Retired

    Citizenship:                       USA

    Stock Ownership:                   None

5.  L. Kent Densley, Director and Depositor Representative

    Residence Address:                 31 Riverside Drive
                                       Barrington, RI  02806

    Principal Occupation:              Owner, East Bay TrueValue
                                       Hardware (retail hardware
                                       store), Riverside, RI

    Citizenship:                       USA

    Stock Ownership:                   None

6.  Richard H. Gaskill, Executive Director and Secretary

    Business Address:                  95 Jefferson Boulevard
                                       Warwick, RI  02888

    Principal Occupation:              Executive Director of
                                       DEPCO

    Citizenship:                       USA

    Stock Ownership:                   None

7.  Michael V. Frazier, Deputy Director of Finance and
    Administration

    Business Address:                  95 Jefferson Boulevard
                                       Warwick, RI  02888

    Principal Occupation:              Deputy Director of Finance
                                       and Administration of
                                       DEPCO

    Citizenship:                       USA

    Stock Ownership:                   None

8.  Rex H. Pendleton, Jr., Deputy Director of Asset Management

    Business Address:                  95 Jefferson Boulevard
                                       Warwick, RI  02888

    Principal Occupation:              Deputy Director of Asset
                                       Management of DEPCO

    Citizenship:                       USA

    Stock Ownership:                   None

9.  Joseph F. Murphy, Manager of Loan Department

    Business Address:                  95 Jefferson Boulevard
                                       Warwick, RI  02888

    Principal Occupation:              Manager of Loan Department
                                       of DEPCO

    Citizenship:                       USA

    Stock Ownership:                   None

    Item 4.   Purpose of Transaction.
    Subject to certain restrictions set forth in the Stock and Warrant Purchase Agreement dated as of April 21, 1992 (the "Purchase Agreement"), the Warrants and applicable securities laws and regulations, the Reporting Person may (and has a present plan or proposal to) dispose of all or part of its investment in securities of the Issuer. For further information concerning the restrictions contained in the Purchase Agreement and the Warrant on the disposition by the Reporting Person of securities of the Issuer and the plan or proposal to dispose of all of its investment in securities of the Issuer, see Item 6 below.
    The Reporting Person has no plans or proposals which relate to or would result in:
         (1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (3) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (4) any material change in the present capitalization or dividend policy of the Issuer;

         (5) any other material change in the Issuer's business or corporate structure;

         (6) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (7) causing the Common Stock of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (8) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;
    or

         (9) any action similar to any of those enumerated above;

except with respect to (3) above as follows: Pursuant to the terms of the Issuer's $8.50 Cumulative Preferred Stock, Series B (the "Preferred Stock"), upon issuance of the 351,700 shares acquired by the Reporting Person from the Issuer pursuant to the Purchase Agreement and concurrent with the acquisition of the Warrants, the number of directors constituting the board of the Issuer was increased by two and the Reporting Person or Permitted Transferee holding the Preferred Stock has the right to nominate and elect two persons to fill the director vacancies created thereby. If the Reporting Person continues to hold the Preferred Stock it expects to exercise this right.
    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
    The Purchase Agreement, the Warrants and the Preferred Stock set forth the agreement of the Reporting Person to acquire the Warrant and the Preferred Stock and related matters, including certain agreements with respect to the disposition of the Warrant, the Common Stock issuable upon the exercise thereof and the Preferred Stock. The Purchase Agreement prohibits the current sale or transfer of the Warrant and the Preferred Stock except to a nominee holder created specifically for such purpose and approved by the Issuer or to an instrumentality or agency of the State of Rhode Island (a "Permitted Transferee").
    The Reporting Person is currently negotiating with the Rhode Island State Investment Commission ("SIC"), a state commission established by Rhode Island law, for SIC to purchase the Warrants and the Preferred Stock from the Reporting Person. SIC is represented to be an instrumentality or agency of the State of Rhode Island and as such would qualify as a Permitted Transferee. This transaction if completed would dispose of all of the Reporting Person's interest in securities of the Issuer except for an option held by SIC to require the Reporting Person to purchase all the Preferred Stock and the Warrants (if unexercised) at the greater of (a) the purchase price plus a compounded return of 8.5 percent or (b) the appraised fair market value. This option must be exercised on or before the sixth anniversary following the last to occur of (i) June 30, 1996,
(ii) payment in full of the Reporting Person's Series A Secured General Obligaion Bonds and Series B Subordinated Unsecured General Obligation Bonds and (iii) payment in full of any substitute indebtedness of the Reporting Person incurred in lieu of its Bonds described in (ii) and the proceeds of which are used to pay depositors of the Eligible Institutions (as defined in the Rhode Island Depositors Economic Protection Act) on or before June 30, 1992.
    Except as set forth in this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, its directors and its executive officers and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.

                           SIGNATURES
    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
                                  THE RHODE ISLAND DEPOSITORS
                                  ECONOMIC PROTECTION CORPORATION


                                  By:Richard H. Gaskill
                                     Richard H. Gaskill,
                                     Executive Director


Dated:  June 22, 1992

Item 5.  Interest in Securities of the Issuer.
    (a) As of June 24, 1992, the Reporting Person beneficially owned no shares (0.0%) of Common Stock. Neither the Reporting Person nor, to the best knowledge of the Reporting Person, any executive officer or director of the Reporting Person, is the beneficial owner of, or has the right to acquire, directly or indirectly, shares of Common Stock.
    (b)  Not applicable.
    (c) On June 24, 1992 the Reporting Person sold all of the securities of the Issuer owned by the Reporting Person, viz. the 600,000 Shares Warrant, the 200,000 Shares Warrant and 351,700 shares of Preferred Stock, to the Rhode Island State Investment Commission (the "Commission") for $20,000,000 in cash.
    (d) To the best knowledge of the Reporting Person, no person other than the Commission has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of, the shares of Common Stock receivable upon exercise of either Warrant, and the Commission does not have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock subject to either Warrant, unless and until it is exercised.
    (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on June 24, 1992.

    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
    On June 24, 1992 the Reporting Person concluded a transaction with the Commission for the Commission to purchase the Warrants and the Preferred Stock from the Reporting Person pursuant to a Stock and Warrant Purchase Agreement dated June 24, 1992 (the "Sale Agreement"). The Commission is represented in the Sale Agreement to be an instrumentality or agency of the State of Rhode Island and as such would qualify as a Permitted Transferee. This transaction disposed of all of the Reporting Person's interest in securities of the Issuer except for an option held by the Commission to require the Reporting Person to purchase all the Preferred Stock (including any shares issued as dividends thereon) and the Warrants (if unexercised) at the greater of (a) the purchase price plus a compounded return of 8.5 percent or (b) the appraised fair market value. This option must be exercised on or before the sixth anniversary following the last to occur of
(i) June 30, 1996, (ii) payment in full of the Reporting Person's Series A Secured General Obligation Bonds issued in the initial principal amount of up to $135 million and Series B Subordinated Unsecured General Obligation Bonds issued in the initial principal amount of up to $60 million and (iii) payment in full of any substitute indebtedness of the Reporting Person incurred in lieu of its Bonds described in (ii) and the proceeds of which are used to pay depositors of the Eligible Institutions (as defined in the Rhode Island Depositors Economic Protection Act) on or before June 30, 1992. At any time before the Commission exercises its put option, the Reporting Person may offer to purchase all of the securities covered by the option at the same price and if the Commission declines the offer, the put option terminates.
    Except as set forth in this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person, its directors and its executive officers and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Issuer.
    Item 7.  Material to be Filed as Exhibits.
    (6)(a) Stock and Warrant Purchase Agreement dated June 24, 1992 between the Commission and the Reporting Person.

                           SIGNATURES
    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
                                  THE RHODE ISLAND DEPOSITORS
                                  ECONOMIC PROTECTION CORPORATION


                                  By:Richard H. Gaskill
                                     Richard H. Gaskill,
                                     Executive Director


Dated:  June 25, 1992

                          EXHIBIT LIST
    EXHIBIT NO.    TITLE                             PAGE NO.
    (6)(a)         Stock and Warrant Purchase
                   Agreement dated June 24, 1992
                   among the Commission and the
                   Reporting Person.